UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to __________

Commission file number 001-15169

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

The Perficient, Inc. 401(k) Employee Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Perficient, Inc.
520 Maryville Centre Drive, Suite 400
Saint Louis, Missouri 63141

The Perficient, Inc. 401(k) Employee Savings Plan
Financial Statements and Supplemental Schedules
Years ended December 31, 2009 and 2008

Table of Contents

Reports of Independent Registered Public Accounting Firms	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10

Supplemental Schedules*

Delinquent Participant Contributions	11
Schedule of Assets (Held at End of Year)	12

Signatures	13

Exhibit Index	14

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

i

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of
The Perficient, Inc. 401(k) Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2009 basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.
St. Louis, Missouri
June 18, 2010

Report of Independent Registered Public Accounting Firm

Board of Trustees
The Perficient, Inc. 401(k)
Employee Savings Plan
Austin, Texas

We have audited the accompanying statement of net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2008.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Perficient, Inc. 401(k) Employee Savings Plan as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/  BKD, LLP

St. Louis, Missouri
June 15, 2009

Federal Employer Identification Number:  44-0160260

The Perficient, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2009 and 2008

	2009	2008

Investments, at fair value (Notes 3 and 4)	$39,976,363	$28,152,179

Receivables
Employer contributions	--	29,804
Participant contributions	--	14,993
Total receivables	--	44,797

Net assets available for benefits, at fair value	39,976,363	28,196,976
Adjustments from fair value to contract value for fully benefit-responsive investment contract (Note 5)	187,023	174,287
Net assets available for benefits	$40,163,386	$28,371,263

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$7,827,745
Interest and dividends	696,106
Participant loan interest	30,055
Total net investment income	8,553,906

Contributions:
Participant	5,949,110
Employer	1,720,647
Rollover	106,516
Total contributions	7,776,273

Total additions	16,330,179

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	4,524,608
Administrative expenses	13,448
Total deductions	4,538,056

Net increase	11,792,123

Net assets available for benefits:
Beginning of year	28,371,263

End of year	$40,163,386

The accompanying notes are an integral part of these financial statements.

The Perficient, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Perficient, Inc. 401(k) Employee Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time United States employees of Perficient, Inc. (the “Company”) who are age 21 or older, except contracted and leased employees, or any employee that is a non-resident alien.  Employees may participate in the Plan on the first day of the month on or after they are determined to meet these conditions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

For 2009, participants may contribute from 1% to 100% of their pre-tax annual compensation to any of the investment funds up to a maximum of $16,500, subject to Internal Revenue Service (“IRS”) Rules and Regulations.  Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company may make matching contributions of 50% (25% in cash and 25% in Company stock) of the first 6% of eligible compensation deferred by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. The Company contributions plus earnings thereon vest based on years of service as follows:

Years of Service	Non-forfeitable Percentage
Less than 1	0
1	33
2	66
3 or more	100

Participant Loans

Upon written application of a participant, the Plan may make a loan to the participant.  Participants may borrow no less than $1,000 and no greater than the lesser of 50% of the participant’s vested account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local rates for similar plans.  Loans are amortized over a maximum of 60 months unless used to purchase the participant’s principal residence and repayment is made through payroll deductions.   Participant loans outstanding were $503,142 and $397,495 at December 31, 2009 and 2008, respectively.

Payment of Benefits

Participants are entitled to receive benefit payments at the normal retirement age of 65, participant’s death or disability, in the event of termination, or if the participant reaches age 70½ while still employed.  Benefits may be paid in a lump-sum distribution or installment payments.

Forfeitures

As of December 31, 2009 and 2008, forfeitures not utilized to offset employer contributions were $26,034 and $1,002, respectively.  In accordance with the Plan provisions, forfeitures are used to reduce employer contributions.  During the year ended December 31, 2009, employer contributions were reduced by forfeitures of $54,195, which included account balances forfeited during the year.

Participant-Directed Investments

All assets of the Plan are participant-directed investments.

Participants have the option of directing their account balance to one or more different investment options.  The investment options include various mutual funds, a guaranteed investment contract and Company common stock.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fully benefit-responsive investment contract is valued at contract value and participant loans are valued at their outstanding balances, which approximates fair value.  See Note 4 for discussion of fair value measurement.

Purchases and sales of investments and realized gains and losses are accounted for on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Operating expenses of maintaining the Plan are paid by the Company.  Administrative expenses for participant-directed transactions are paid by the Plan.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) - Fair Value Measurements and Disclosures (“ASU 2010-06”).  This update requires: (a) separate disclosures for significant transfers between Level 1 and Level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within Level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  The Plan will adopt ASU 2010-06 for the year ended December 31, 2010 except for the provisions that are not effective until the year ended December 31, 2011. The Plan is currently evaluating the impact of ASU 2010-06 on its financial statements.

3.	Investments

The following investments represented 5% or more of the Plan’s net assets:

	December 31,
	2009	2008
Principal Life Insurance Company:
Fixed Income Option 401(a)/401(k), 249,774 and 240,501 shares, respectively	$3,740,459	$3,485,741
Large Cap S&P 500 Index Institutional, 404,338 and 359,679 shares, respectively	3,137,664	2,247,995
Lifetime 2030 R5, 262,297 and 221,537 shares, respectively	2,678,052	1,798,881
Lifetime Strategic Income R5, 246,625 and 256,415 shares, respectively	2,424,323	2,207,735
Lifetime 2040 R5, 211,769 shares	2,183,344	*
American Funds:
Growth Fund of America A, 153,122 and 147,814 shares, respectively	4,184,813	3,027,236
EuroPacific Growth A, 107,762 and 97,221 shares, respectively	4,131,597	2,723,146
Perficient, Inc. Common Stock, 477,141 and 356,738 shares, respectively	4,022,302	1,705,209
Dodge & Cox Income, 133,924 shares	*	1,578,960

* Not a 5% investment in respective year.

During the year ended December 31, 2009, the Plan’s investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$6,172,373
Employer securities	1,655,372
Net appreciation	$7,827,745

4.	Fair Value Measurement

FASB Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”), provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Mutual Funds

Mutual funds available for investment in the Plan are valued at quoted prices available in an active market and are classified within Level 1 of the valuation hierarchy.

Common Stock

Company stock is valued at the closing price reported on the Nasdaq Global Select Market and is classified within Level 1 of the valuation hierarchy.

Investment Contract

The Principal Life Insurance Company (“Principal”) Fixed Income Option 401(a)/401(k) is a general account-backed stable value contract.  This investment guarantees principal and provides a stated rate of return.  The fair value represents the amount received upon withdrawal or transfer of funds prior to their maturity, which is the contract value less a withdrawal charge.  Since the investment is based on the provisions of the investment contract, it is classified within Level 3 of the valuation hierarchy.

Participant Loans

The Plan is unable to sell participant loans in an active market.  Therefore, the fair value represents the outstanding loan balance and is classified within Level 3 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	As of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual Funds:
Balanced Funds	$9,283,327	$--	$--	$9,283,327
Fixed Income Funds	2,397,696	--	--	2,397,696
Equity Funds	20,216,460	--	--	20,216,460
Total Mutual Funds	31,897,483	--	--	31,897,483
Company Common Stock	4,022,302	--	--	4,022,302
Investment Contract	--	--	3,553,436	3,553,436
Participant Loans	--	--	503,142	503,142
Total Assets	$35,919,785	$--	$4,056,578	$39,976,363

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual Funds:
Balanced Funds	$6,666,217	$--	$--	$6,666,217
Fixed Income Funds	1,881,081	--	--	1,881,081
Equity Funds	14,190,723	--	--	14,190,723
Total Mutual Funds	22,738,021	--	--	22,738,021
Company Common Stock	1,705,209	--	--	1,705,209
Investment Contract	--	--	3,311,454	3,311,454
Participant Loans	--	--	397,495	397,495
Total Assets	$24,443,230	$--	$3,708,949	$28,152,179

The table below sets forth a summary of changes in the fair value of the Plan’s investments classified within Level 3 of the valuation hierarchy:

	As of December 31, 2009
	Investment Contract	Participant Loans	Total
Balance, Beginning of Year	$3,311,454	$397,495	$3,708,949
Total Gains or Losses (Realized and Unrealized)	(12,735)	--	(12,735)
Purchases, Sales, Issuances, and Settlements, Net	254,717	105,647	360,364
Balance, End of Year	$3,553,436	$503,142	$4,056,578

	As of December 31, 2008
	Investment Contract	Participant Loans	Total
Balance, Beginning of Year	$907,755	$318,818	$1,226,573
Total Gains or Losses (Realized and Unrealized)	(126,510)	--	(126,510)
Purchases, Sales, Issuances, and Settlements, Net	2,530,209	78,677	2,608,886
Balance, End of Year	$3,311,454	$397,495	$3,708,949

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.	Investment Contract

The Plan has a fully-benefit responsive investment contract with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually, less withdrawals or transfers by participants.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract as of December 31, 2009 and 2008 was $3,553,436 and $3,311,454, respectively.  The stated rate of return of the contract as of December 31, 2009 and 2008 was 3.15% and 3.50%, respectively.  The rate was 3.10% on January 1, 2010.

6.	Party-In-Interest Transactions

As of December 31, 2009 and 2008, the Plan held 477,141 and 356,738 shares, respectively, of Company common stock.  Total outstanding Company common stock as of December 31, 2009, was approximately 30 million shares.

During the year ended December 31, 2009, the Plan had the following transactions involving Company common stock:

Shares purchased	393,811
Shares sold	273,408
Cost of shares purchased	$2,581,703
Net proceeds from shares sold	$517,307

Certain Plan investments are managed by Principal.  Principal is the trustee and custodian as defined by the Plan; therefore, these transactions qualify as party-in-interest.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contributions.

8.	Income Tax Status

The IRS has determined and informed the Company by a letter dated November 9, 2009 that the Plan is established in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the Code.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Delinquent Participant Contributions

As reported on the Form 5500, Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions, certain participant contributions were not remitted to the trust within the time frame specified by Department of Labor Regulation 29 CFR 2510.3-102, thus constituting non-exempt transactions between the Plan and the Company during 2009.  The Company incurred expense of $205 for the remittance of lost earnings on delinquent contributions to the Plan.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Delinquent Participant Contributions
For the Year Ended December 31, 2009

Form 5500, Schedule H, Part IV, Line 4(a)

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including rate of interest	Amount on line 4(a)	Lost earnings
Perficient, Inc.	Plan sponsor	Employee deferrals not deposited to the Plan in a timely manner.	$19,315	$205

Note: The Plan sponsor corrected these contributions in 2009 outside of the Voluntary Fiduciary Correction Program.

Supplemental Schedule

The Perficient, Inc. 401(k) Employee Savings Plan
FEIN: 74-2853258; Plan No. 001
Schedule of Assets (Held at End of Year)
December 31, 2009

Form 5500, Schedule H, Part IV, Line 4(i)

	(b)	(c)	(d)	(e)
(a)	Identity of Issuer	Description	Cost	Current Value

*	Principal Life Insurance Company:
	Large Cap S&P 500 Index Institutional	Mutual fund	**	$3,137,664
	Lifetime 2030 R5	Mutual fund	**	2,678,052
	Lifetime Strategic Income R5	Mutual fund	**	2,424,323
	Lifetime 2040 R5	Mutual fund	**	2,183,344
	Mid Cap S&P 400 Index Institutional	Mutual fund	**	1,529,867
	Large Cap Value III R5	Mutual fund	**	1,454,047
	Lifetime 2020 R5	Mutual fund	**	1,341,747
	Small Cap S&P 600 Index Institutional	Mutual fund	**	1,301,743
	Small Cap Value R5	Mutual fund	**	876,422
	Real Estate Securities R5	Mutual fund	**	523,144
	Lifetime 2050 R5	Mutual fund	**	401,451
	Lifetime 2010 R5	Mutual fund	**	254,410
	American Funds:
	Growth Fund of America A	Mutual fund	**	4,184,813
	EuroPacific Growth A	Mutual fund	**	4,131,597
	Dodge and Cox Income	Mutual fund	**	1,874,552
	Columbia Mid Cap Value A	Mutual fund	**	1,280,768
	Fidelity Advisor Small Cap A	Mutual fund	**	849,191
	Vanguard Wellington Admiral	Mutual fund	**	758,341
	American Century Vista Investor	Mutual fund	**	712,007
	Total mutual funds		**	31,897,483

*	Perficient, Inc.	Employer securities	**	4,022,302
*	Principal Life Insurance Company:
	Fixed Income Option 401(a)/401(k)	Guaranteed investment contract	**	3,740,459
*	Participant Loans	Interest rate of 5.25% - 11.50%	**	503,142

	Total investments			$40,163,386

* Party-in-interest transaction considered exempt by the DOL.
** Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Perficient, Inc. 401(k) Employee Savings Plan

Date: June 18, 2010	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

EXHIBITS INDEX

Exhibit Number	Description
23.1	Consent of Brown Smith Wallace, L.L.C.
23.2	Consent of BKD, LLP